UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 25 February, 2005  By /s/Ronald Lea Erratt Company Secretary


ASX & MEDIA RELEASE
25 FEBRUARY, 2004

NOVOGEN SALES UP, SIGNIFICANT ADVANCES WITH CLINICAL TRIAL PROGRAM

Half year results for pharmaceutical company, Novogen Limited (ASX: NRT, NASDAQ: NVGN), reflect improved sales for the half year to 31 December, 2004, and a marginal increase in expenditure due to significant advances with human clinical trialling of its lead anti-cancer drug phenoxodiol.

Cash reserves at 31 December, 2004, stood at $48 million.

Sales for the half year were $7.3 million, up six per cent from $6.9 million for the half year ending 31 December, 2003.

Total revenue for the half year was up 4.4 per cent to $9.59 million compared with the previous corresponding period.

Royalties of approximately A$1.1 million also were received during the half year under Novogen's soy patent licence agreement with Solae LLC, a joint venture between DuPont and Bunge. During February, it was announced that Novogen had agreed to the assignment of the licence from Solae to the larger company Archer Daniels Midland in the US.

Net loss for the half year was up $0.53 million to $4.69 million, compared with $4.16 million for the same period last year.

Novogen Chief Executive Officer, Mr Christopher Naughton said marketing and selling expense savings of $1.9 million over the previous corresponding period were achieved with more targeted marketing of consumer products but were offset by costs associated with the rapidly expanding drug development program.

The Novogen Group's leading anti-cancer drug phenoxodiol is in Phase ll human clinical trials for the treatment of prostate and ovarian cancers and in addition is in trials for renal cancer and cervical cancer, all through its 86.9 per cent owned US subsidiary, Marshall Edwards, Inc.

Phenoxodiol has also achieved "fast track" development status from the US Food and Drug Administration for use in both oral and intravenous forms for the treatment of various cancers.

This means phenoxodiol has been made eligible for certain accelerated marketing approval programs although it does not guarantee regulatory approval.
Phase III trials are now in planning.

During January, Yale University School of Medicine research also revealed phenoxodiol enhanced the ability of another cancer drug to kill human ovarian cancer cells in the laboratory.


Mr Naughton said Novogen's ongoing strategy was to continue self-funding its drug development program for as long as was commercially viable.

"Our present cash reserve position ensures that we can resist the need to prematurely seek outside partnerships for drug development and pharmaceutical licensing. We will however invoke our licensing plan " Mr Naughton said.

Novogen is focused on research and development of drugs derived from its phenolic technology platform.
The Company manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals in Australia, the US and other key international locations.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088